Exhibit 99.3

Cameco Corporation

2014 condensed consolidated interim financial statements

(unaudited)

April 28, 2014

Consolidated statements of earnings

			(Revised -
			note 4)
(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/14	Mar 31/13
Revenue from products and services		$419,229	$443,905
Cost of products and services sold		245,296	296,492
Depreciation and amortization		66,333	52,365

Cost of sales		311,629	348,857

Gross profit		107,600	95,048
Administration		45,213	55,892
Exploration		14,420	20,183
Research and development		1,272	1,773
Gain on sale of assets		(1,110)	—

Earnings from operations		47,805	17,200
Finance costs	11	(4,015)	(14,144)
Losses on derivatives	15	(58,888)	(24,084)
Finance income		1,145	2,467
Share of loss from equity-accounted investees		(10,034)	(1,332)
Other expense		(17,824)	(1,025)

Loss before income taxes		(41,811)	(20,918)
Income tax recovery	12	(45,376)	(28,409)

Net earnings from continuing operations		3,565	7,491
Net earnings from discontinued operation	4	127,243	873

Net earnings		$130,808	$8,364

Net earnings (loss) attributable to:
Equity holders		$131,337	$8,538
Non-controlling interest		(529)	(174)

Net earnings		$130,808	$8,364

Earnings per common share attributable to equity holders
Continuing operations		0.01	0.02
Discontinued operation		0.32	—

Total basic earnings per share	16	$0.33	$0.02

Continuing operations		0.01	0.02
Discontinued operation		0.32	—

Total diluted earnings per share	16	$0.33	$0.02

See accompanying notes to condensed consolidated interim financial statements.

Consolidated statements of comprehensive income

			(Revised -
			note 4)
(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/14	Mar 31/13
Net earnings		$130,808	$8,364
Other comprehensive income (loss), net of taxes:	12
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		80,536	34,317
Losses on derivatives designated as cash flow hedges—discontinued operation		—	(427)
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation		(300)	(1,280)
Unrealized losses on available-for-sale assets		(80)	—

Other comprehensive income, net of taxes		80,156	32,610

Total comprehensive income		$210,964	$40,974

Comprehensive income from continuing operations		$84,020	$41,808
Comprehensive income (loss) from discontinued operation	4	126,944	(834)

Total comprehensive income		$210,964	$40,974

Other comprehensive income attributable to:
Equity holders		$80,113	$32,602
Non-controlling interest		43	8

Other comprehensive income for the period		$80,156	$32,610

Total comprehensive income (loss) attributable to:
Equity holders		$211,450	$41,140
Non-controlling interest		(486)	(166)

Total comprehensive income for the period		$210,964	$40,974

See accompanying notes to condensed consolidated interim financial statements.

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/14	Dec 31/13
Assets
Current assets
Cash and cash equivalents		$378,103	$229,135
Short-term investments		109,398	—
Accounts receivable		268,374	431,375
Current tax assets		9,049	2,598
Inventories	6	1,041,381	913,315
Supplies and prepaid expenses		123,805	177,632
Current portion of long-term receivables, investments and other	7	8,621	3,775

Total current assets		1,938,731	1,757,830

Property, plant and equipment		5,168,023	5,040,993
Goodwill and intangible assets	5	198,208	194,031
Long-term receivables, investments and other	7	346,895	287,548
Investments in equity-accounted investees	4	189,476	492,712
Deferred tax assets		303,954	266,203

Total non-current assets		6,206,556	6,281,487

Total assets		$8,145,287	$8,039,317

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft		$20,781	$41,226
Accounts payable and accrued liabilities		363,846	437,941
Current tax liabilities		16,558	54,708
Short-term debt		40,218	50,230
Dividends payable		39,575	39,548
Current portion of other liabilities	8	88,638	60,685
Current portion of provisions	9	23,072	20,213

Total current liabilities		592,688	704,551

Long-term debt		1,293,622	1,293,383
Other liabilities	8	78,208	79,380
Provisions	9	607,843	570,700
Deferred tax liabilities		43,942	41,909

Total non-current liabilities		2,023,615	1,985,372

Shareholders’ equity
Share capital		1,861,587	1,854,671
Contributed surplus		187,588	186,382
Retained earnings		3,405,890	3,314,049
Other components of equity		73,276	(6,837)

Total shareholders’ equity attributable to equity holders		5,528,341	5,348,265
Non-controlling interest		643	1,129

Total shareholders’ equity		5,528,984	5,349,394

Total liabilities and shareholders’ equity		$8,145,287	$8,039,317

Commitments and contingencies [notes 5,9,12]

See accompanying notes to condensed consolidated interim financial statements.

Consolidated statements of changes in equity

	Attributable to equity holders
				Foreign				Non-
	Share	Contributed	Retained	currency	Cash flow	Available-for-		controlling	Total
($Cdn thousands)	capital	surplus	earnings	translation	hedges	sale assets	Total	interest	equity
Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394
Net earnings (loss)	—	—	131,337	—	—	—	131,337	(529)	130,808
Other comprehensive income (loss)	—	—	—	80,493	(300)	(80)	80,113	43	80,156

Total comprehensive income for the period	—	—	131,337	80,493	(300)	(80)	211,450	(486)	210,964

Share-based compensation	—	4,878	—	—	—	—	4,878	—	4,878
Share options exercised	6,916	(3,672)	—	—	—	—	3,244	—	3,244
Dividends	—	—	(39,496)	—	—	—	(39,496)	—	(39,496)

Balance at March 31, 2014	$1,861,587	$187,588	$3,405,890	$73,328	$—	$(52)	$5,528,341	$643	$5,528,984

Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,700	$4,091	$—	$4,941,384	$580	$4,941,964
Net earnings (loss)	—	—	8,538	—	—	—	8,538	(174)	8,364
Other comprehensive income (loss)	—	—	—	34,309	(1,707)	—	32,602	8	32,610

Total comprehensive income for the period	—	—	8,538	34,309	(1,707)	—	41,140	(166)	40,974

Share-based compensation	—	7,795	—	—	—	—	7,795	—	7,795
Share options exercised	1,114	(1,134)	—	—	—	—	(20)	—	(20)
Dividends	—	—	(39,539)	—	—	—	(39,539)	—	(39,539)
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at March 31, 2013	$1,852,621	$175,613	$2,880,945	$38,009	$2,384	$—	$4,949,572	$1,602	$4,951,174

See accompanying notes to condensed consolidated interim financial statements.

Consolidated statements of cash flows

			(Revised -
			note 4)
(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/14	Mar 31/13
Operating activities
Net earnings		$130,808	$8,364
Adjustments for:
Depreciation and amortization		66,333	52,365
Deferred charges		(3,059)	(1,358)
Unrealized losses on derivatives		30,799	28,197
Share-based compensation	14	4,878	7,795
Gain on sale of assets		(1,110)	—
Finance costs	11	4,015	14,144
Finance income		(1,145)	(2,467)
Share of loss from equity-accounted investees		10,034	1,332
Other expense (income)		(480)	1,025
Discontinued operation	4	(127,243)	—
Income tax recovery	12	(45,376)	(28,409)
Interest received		746	4,010
Income taxes paid		(109,218)	(69,840)
Other operating items	13	47,006	225,375

Net cash provided by continuing operations		6,988	240,533
Net cash provided by discontinued operation	4	—	28,514

Net cash provided by operations		6,988	269,047

Investing activities
Additions to property, plant and equipment		(111,909)	(181,897)
Acquisitions, net of cash	5	—	(126,197)
Repayment of debt acquired on acquisition of business	5	—	(118,068)
Change in short-term investments		(109,416)	49,535
Decrease in long-term receivables, investments and other		1,527	1,238
Proceeds from sale of property, plant and equipment		(22)	—

Net cash used in investing (continuing operations)		(219,820)	(375,389)
Net cash provided by investing (discontinued operation)		447,096	—

Net cash provided by (used in) investing		227,276	(375,389)

Financing activities
Decrease in debt		(10,744)	(7,518)
Interest paid		(21,269)	(24,263)
Proceeds from issuance of shares, stock option plan		5,392	868
Dividends paid		(39,504)	(39,535)

Net cash used in financing		(66,125)	(70,448)

Increase (decrease) in cash and cash equivalents net of bank overdraft, during the year		168,139	(176,790)
Exchange rate changes on foreign currency cash balances		1,274	4,496
Cash and cash equivalents net of bank overdraft, beginning of year		187,909	749,499

Cash and cash equivalents net of bank overdraft at end of period		$357,322	$577,205

Cash and cash equivalents is comprised of:
Cash		$63,176	$167,456
Cash equivalents		314,927	409,749

Cash and cash equivalents		378,103	577,205
Bank overdraft		(20,781)	—

Cash and cash equivalents and bank overdraft		$357,322	$577,205

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2014 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2013.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 28, 2014.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars and amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2013 consolidated financial statements.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2014, Cameco adopted the following new standards and amendments as issued by the International Accounting Standards Board: IAS 32 Financial Instruments: Presentation (IAS 32), International Financial Reporting Interpretations Committee 21 (IFRIC 21), Levies, and IAS 36 Impairment of Assets (IAS 36).

i. Financial assets and financial liabilities

IAS 32 clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. As Cameco does not have a practice of offsetting its financial instruments, the adoption of IAS 32 has had no effect on the financial reporting of Cameco.

ii. Levies

IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco’s current accounting treatment for levies is consistent with the requirements of IFRIC 21, such that the adoption of IFRIC 21 has had no material impact on the financial reporting of Cameco.

iii. Disclosure of recoverable amounts

The amendments in IAS 36 reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. As a result, the adoption of IAS 36 has had no effect on the financial reporting of Cameco.

B. New standards and interpretations not yet adopted

i. Financial instruments

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized; however, the IASB has tentatively decided that IFRS 9 would be mandatorily effective for annual periods beginning on or after January 1, 2018.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. While the mandatory effective date has been tentatively set for January 1, 2018, early adoption of the new standard is still permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

4. Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale has been accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture.

As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation. Net earnings from this discontinued operation are as follows:

	Three months ended
	Mar 31/14	Mar 31/13
Share of earnings from BPLP and related entities	$—	$1,164
Tax expense	—	291

	—	873
Gain on disposal of BPLP and related entities	144,912	—
Tax expense on disposal	17,669	—

	127,243	—

Net earnings from discontinued operation	$127,243	$873

5. Acquisition of NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International and other shareholders, through the purchase of all the outstanding shares for cash consideration of $148,302,000 (US).

While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM were consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired (USD)
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

An advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the quarter ended March 31, 2013.

As at March 31, 2014, NUKEM had the following commitments (in USD) to purchase uranium and fuel services products:

2014	2015	2016	2017	2018	Thereafter	Total
$123,486	175,200	244,336	37,863	47,271	165,566	$793,722

6. Inventories

	Mar 31/14	Dec 31/13
Uranium
Concentrate	$585,060	$550,305
Broken ore	8,672	4,572

	593,732	554,877
NUKEM	265,539	208,217
Fuel services	182,110	150,221

Total	$1,041,381	$913,315

Cameco expensed $275,000,000 of inventory as cost of sales during the first quarter of 2014 (2013—$321,300,000). Included in cost of sales is a $6,000,000 write-down of NUKEM inventory which Cameco recorded during the quarter to reflect net realizable value.

7. Long-term receivables, investments and other

	Mar 31/14	Dec 31/13
Investments in equity securities	$23,592	$22,805
Derivatives [note 15]	7,348	7,391
Advances receivable from JV Inkai LLP [note 18]	96,457	95,319
Investment tax credits	83,677	82,177
Amounts receivable related to tax dispute [note 12]	116,578	59,475
Other	27,864	24,156

	355,516	291,323
Less current portion	(8,621)	(3,775)

Net	$346,895	$287,548

8. Other liabilities

	Mar 31/14	Dec 31/13
Deferred sales	$52,774	$55,126
Derivatives [note 15]	61,605	30,923
Accrued pension and post-retirement benefit liability	45,525	45,931
Other	6,942	8,085

	166,846	140,065
Less current portion	(88,638)	(60,685)

Net	$78,208	$79,380

9. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$573,942	$16,971	$590,913
Changes in estimates and discount rates	28,167	114	28,281
Provisions used during the period	(1,586)	—	(1,586)
Unwinding of discount	4,999	115	5,114
Impact of foreign exchange	8,193	—	8,193

End of year	$613,715	$17,200	$630,915

Current	$20,859	$2,213	$23,072
Non-current	592,856	14,987	607,843

	$613,715	$17,200	$630,915

10. Share capital

At March 31, 2014, there were 395,750,865 common shares outstanding. Options in respect of 9,166,412 shares are outstanding under the stock option plan and are exercisable up to 2022. For the quarter ended March 31, 2014, 273,635 options were exercised resulting in the issuance of shares (2013—44,823).

11. Finance costs

	Three months ended
	Mar 31/14	Mar 31/13
Interest on long-term debt	$15,651	$18,373
Unwinding of discount on provisions	5,114	4,062
Other charges	1,417	1,498
Foreign exchange gains	(19,452)	(9,892)
Interest on short-term debt	1,285	103

Total	$4,015	$14,144

12. Income taxes

	Three months ended
	Mar 31/14	Mar 31/13
Earnings (loss) from continuing operations before income taxes
Canada	$(193,311)	$(129,516)
Foreign	151,500	108,598

	(41,811)	(20,918)

Current income taxes
Canada	$(5,130)	$(1,234)
Foreign	8,169	14,319

	3,039	13,085
Deferred income tax recovery
Canada	$(43,438)	$(31,826)
Foreign	(4,977)	(9,668)

	(48,415)	(41,494)

Income tax recovery	$(45,376)	$(28,409)

Cameco has recorded $303,954,000 of deferred tax assets (December 31, 2013—$266,203,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2008, which have increased Cameco’s income for Canadian tax purposes by approximately $43,000,000, $108,000,000, $197,000,000, $243,000,000, $708,000,000 and $744,000,000, respectively. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments. We have received the proposal from CRA for the 2009 taxation year and expect the CRA to issue the related reassessment in the second quarter of 2014.

Using the methodology we believe that CRA will continue to apply, and including the $2,043,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $5,700,000,000 for the years 2003 through 2013, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2007. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,250,000,000 and $1,300,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes and transfer pricing penalties, or between $625,000,000 and $650,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax legislation, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $116,578,000 already paid as at March 31, 2014 (December 31, 2013—$59,475,000) (note 7).

The case on the 2003 reassessment is expected to go to trial in 2015. If this timing is adhered to, we expect to have a Tax Court decision by 2016.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $75,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax legislation.

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended March 31, 2014

	Before tax	Income tax recovery	Net of tax
Exchange differences on translation of foreign operations	$80,536	$—	80,536
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(400)	100	(300)
Unrealized losses on available-for-sale assets	(93)	13	(80)

	$80,043	$113	$80,156

For the three months ended March 31, 2013

	Before tax	Income tax recovery	Net of tax
Exchange differences on translation of foreign operations	$34,317	$—	$34,317
Losses on derivatives designated as cash flow hedges — discontinued operation	(569)	142	(427)
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(1,707)	427	(1,280)

	$32,041	$569	$32,610

13. Statements of cash flows

	Three months ended
	Mar 31/14	Mar 31/13
Changes in non-cash working capital:
Accounts receivable	$163,040	$247,715
Inventories	(92,132)	23,969
Supplies and prepaid expenses	55,951	517
Accounts payable and accrued liabilities	(70,828)	(35,855)
Reclamation payments	(1,586)	(1,572)
Other	(7,439)	(9,399)

Other operating items	$47,006	$225,375

14. Share-based compensation plans

Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,828,422 shares have been issued.

The inputs used in the measurement of the fair values at grant date of the stock option plan were as follows:

	Mar 31/14	Mar 31/13
Number of options granted	765,146	1,840,932
Average strike price	$26.81	$22.00
Expected dividend	$0.40	$0.40
Expected volatility	33%	41%
Risk-free interest rate	1.5%	1.2%
Expected life of option	4.4 years	4.4 years
Expected forfeitures	8%	8%
Weighted average grant date fair values	$6.79	$6.51

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of the equity-settled share-based compensation plans granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/14	Mar 31/13
Stock option plan	$3,532	$6,485
Performance share unit plan	936	1,162
Restricted share unit plan	410	148

Total	$4,878	$7,795

15. Financial instruments

A. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Short-term investments	$109,398	$109,398	$—	$109,398
Derivative assets [note 7]
Foreign currency contracts	4,912	—	4,912	4,912
Interest rate contracts	2,436	—	2,436	2,436
Derivative liabilities [note 8]
Foreign currency contracts	(61,605)	—	(61,605)	(61,605)

Net	$55,141	$109,398	$(54,257)	$55,141

As at December 31, 2013

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 7]
Foreign currency contracts	$3,775	$—	$3,775	$3,775
Interest rate contracts	3,616	—	3,616	3,616
Derivative liabilities [note 8]
Foreign currency contracts	(30,907)	—	(30,907)	(30,907)
Share purchase options	(16)	(16)	—	(16)

Net	$(23,532)	$(16)	$(23,516)	$(23,532)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments, and certain investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement, and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, and foreign currency swaps. The fair value of foreign currency derivatives is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts, and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s short-term debt (commercial paper and promissory notes), and long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The fair value of Cameco’s privately held equity securities are not disclosed because of the unavailability of quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

D. Derivatives

The following tables summarize the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/14	Dec 31/13
Non-hedge derivatives:
Foreign currency contracts	$(56,693)	$(27,132)
Interest rate contracts	2,436	3,616
Share purchase options	—	(16)

Net	$(54,257)	$(23,532)

Classification:
Current portion of long-term receivables, investments and other [note 7]	$5,187	$3,775
Long-term receivables, investments and other [note 7]	2,161	3,616
Current portion of other liabilities [note 8]	(61,605)	(30,923)

Net	$(54,257)	$(23,532)

The following table summarizes different components of the losses on derivatives included in net earnings:

	Three months ended
	Mar 31/14	Mar 31/13
Non-hedge derivatives:
Foreign currency contracts	$(58,964)	$(24,510)
Interest rate contracts	60	426
Share purchase options	16	—

Net	$(58,888)	$(24,084)

16. Earnings per share

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2014 was 395,615,466 (2013 – 395,367,616).

	Three months ended
	Mar 31/14	Mar 31/13
Basic earnings per share computation
Net earnings attributable to equity holders	$131,337	$8,538
Weighted average common shares outstanding	395,615	395,368

Basic earnings per common share	$0.33	$0.02

Diluted earnings per share computation
Net earnings attributable to equity holders	$131,337	$8,538
Weighted average common shares outstanding	395,615	395,368
Dilutive effect of stock options	653	121

Weighted average common shares outstanding, assuming dilution	396,268	395,489

Diluted earnings per common share	$0.33	$0.02

17. Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

Business segments

For the three months ended March 31, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$348,125	$40,279	$31,790	$(965)	$419,229
Expenses
Cost of products and services sold	180,921	33,659	32,204	(1,488)	245,296
Depreciation and amortization	48,322	4,725	2,694	10,592	66,333

Cost of sales	229,243	38,384	34,898	9,104	311,629

Gross profit (loss)	118,882	1,895	(3,108)	(10,069)	107,600
Administration	—	—	3,454	41,759	45,213
Exploration	14,420	—	—	—	14,420
Research and development	—	—	—	1,272	1,272
Gain on sale of assets	(1,110)	—	—	—	(1,110)
Finance costs	—	—	237	3,778	4,015
Losses on derivatives	—	—	955	57,933	58,888
Finance income	—	—	—	(1,145)	(1,145)
Share of loss from equity-accounted investees	74	9,960	—	—	10,034
Other expense (income)	(480)	18,304	—	—	17,824

Earnings (loss) before income taxes	105,978	(26,369)	(7,754)	(113,666)	(41,811)

Income tax recovery					(45,376)

Net earnings from continuing operations					$3,565

For the three months ended March 31, 2013

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$247,237	$65,730	$130,595	$343	$443,905
Expenses
Cost of products and services sold	143,985	49,574	102,933	—	296,492
Depreciation and amortization	19,481	5,000	23,591	4,293	52,365

Cost of sales	163,466	54,574	126,524	4,293	348,857

Gross profit (loss)	83,771	11,156	4,071	(3,950)	95,048
Administration	—	—	3,690	52,202	55,892
Exploration	20,183	—	—	—	20,183
Research and development	—	—	—	1,773	1,773
Finance costs	—	—	2,698	11,446	14,144
Losses on derivatives	—	—	1,326	22,758	24,084
Finance income	—	—	(13)	(2,454)	(2,467)
Share of loss from equity-accounted investees	518	814	—	—	1,332
Other expense	—	—	—	1,025	1,025

Earnings (loss) before income taxes	63,070	10,342	(3,630)	(90,700)	(20,918)
Income tax recovery					(28,409)

Net earnings from continuing operations					$7,491

18. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

	Transaction value		Balance outstanding
	Three months ended		as at
	Mar 31/14	Mar 31/13	Mar 31/14	Mar 31/13
Joint arrangements
Interest income (Inkai) (a)	$530	$494	$96,457	$89,268
Associates
Interest expense	(5)	(92)	—	(35,392)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limit of the loan facilities are $278,650,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At March 31, 2014, $218,169,000 (US) of principal and interest was outstanding (December 31, 2013—$224,047,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. No balance was outstanding under this promissory note at March 31, 2014. At December 31, 2013, $10,010,000 (US) of principal and interest was outstanding.

19. Contingent asset

During the quarter, Cameco received a Partial Award from the International Court of Arbitration with respect to a long-term supply contract with one of its utility customers. The contract is effective for the years 2011 through 2017. The Partial Award concluded that the customer was in breach of its contract with Cameco by refusing to take delivery of product in 2012 and 2013. The final settlement amount is uncertain and as a result, the contingent asset has not been recorded in these consolidated financial statements.